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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933

                         For the month of February 2005


                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F     X                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                                      No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                   SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCOLOMBIA S.A.
                                           (Registrant)




Date: February 18, 2005                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                            ------------------------------------
                                         Name: Jaime Alberto Velasquez B.
                                         Title: Vice President of Finance


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[BANCOLOMBIA GRAPHIC]

       BANCOLOMBIA BOARD OF DIRECTORS DECISIONS RELATED TO THE MERGER OF
                       BANCOLOMBIA, CONAVI AND CORFINSURA

MEDELLIN, COLOMBIA. FEBRUARY 18, 2005

In a meeting today, The Board of Directors of BANCOLOMBIA authorized the officers of Bancolombia to continue with the contemplated business combination with Conavi and Corfinsura under the following terms:

1. Business Combination Stages

For the business combination between the three entities, a spin off of Corfinsura is expected to take place, which will separate part of Corfinsura's investment portfolio of shares, particularly those pertaining to the industrial sector, in addition to a portion of its shareholder's equity and liabilities, into a new entity. Said entity will be an investment company (as opposed to a financial entity).

Once the aforementioned spin off has been completed, a merger among Conavi, Bancolombia and Corfinsura (after the spin off) will be formalized. The entities will combine through a stock for stock merger, in which Bancolombia will be the surviving entity.

According to the foregoing, the merger of Conavi, Bancolombia and Corfinsura will remain subject to the condition that the spin off of Corfinsura is first perfected.

2. Valuation of the Entities

In the same meeting, the board analyzed the independent technical valuation study presented by BNP Paribas S.A. which contains, among other things: (i) the relative valuation of the respective contributions of Bancolombia, Conavi and Corfinsura for the merger and (ii) the exchange ratio applicable to the contemplated merger between the aforementioned entities.

According to the study, the relative valuation of the respective contributions is the following:

Bancolombia: 75,5%
Confinsura (post spin-off): 12,7%
Conavi: 11,8%

Including the stock that Bancolombia and Confinsura hold of Conavi before completing the merger, which is 28,5188% and 6,4639%, respectively, as well as 4,6131% of the stock that Bancolombia currently holds of Corfinsura, once the merger is completed, it is estimated that the shareholders of Bancolombia will hold 79,25% of the merged entity, while shareholders of Conavi and Corfinsura will hold the remaining 20,75%.

3. Exchange Ratio
According to the same study, the proposed exchange ratio for Conavi shareholders will be one (1) share of Bancolombia common stock or one (1) share of Bancolombia preferred stock without voting rights, at the shareholder's option, for 115,39184295 shares of Conavi. The proposed exchange ratio for Corfinsura shareholders will be one (1) share of Bancolombia common stock or one (1) share of Bancolombia preferred stock without voting rights, at the shareholder's option, for 1,48709574 shares of Corfinsura, once it has completed the spin off.

4. Fairness Opinion
Credit Suisse First Boston LLC assisted Bancolombia's board of directors in evaluating the exchange ratios provided in the merger agreement and the BNP report.

5. Decisions Taken by the Board of Directors
Finally, based on the foregoing, the board of directors decided to submit the matter of the contemplated merger described herein to the consideration of Bancolombia's shareholders at the General Shareholders Meeting for their approval.
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Particularly, the directors unanimously decided:

1. To authorize the officers of Bancolombia to sign, on behalf of Bancolombia, the merger agreement with Conavi and Corfinsura based on the terms suggested by the BNP Paribas S.A. valuation study.

2. To authorize the officers of Bancolombia to begin taking all of the steps necessary to consummate the merger, including obtaining any required authorizations, with the objective of completing the merger in a timely fashion.

3. To order the notice of the ordinary General Shareholders Meeting on March 28, 2005 at 10:30 a.m. in the Teatro Metropolitano de Medellin (Medellin Metropolitan Theater), where, in addition to the issues pertaining to the ordinary meeting, the following items will be submitted for the consideration and approval by the shareholders: (i) the approval of the merger agreement that the Entities will sign; (ii) the increase in authorized capital to accomplish the exchange of shares, among other things; and (iii) the issuance of common and preferred shares.

The board of directors cautions that the contemplated transaction will be subject to approval at the General Shareholders Meetings of each of the three Entities and relevant regulatory authorities.